Exhibit 3.2

Article 5 of the Company’s Articles of Incorporation is amended to read as follows:

“5.  The aggregate number of shares which the corporation shall have authority to issue is ten million (10,000,000) shares, common stock with a stated par value per share of $8.33.”

Upon such change becoming effective, each share of the Company’s common stock issued at the time such change becomes effective on November 18, 2005 (including shares then held by the Company) shall be changed into one and one-fifth shares with stated par value per share of $8.33, all of one class, and no change shall be made in connection therewith in the amount of the capital accounts of the Company.  In lieu of fractional shares, the Company shall pay to each shareholder of record otherwise entitled to any fractional share, an amount equal to such fraction times the closing bid price of the Company’s common stock as quoted on The NASDAQ National Market System on November 18, 2005.